SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                  For the fiscal year ended December 30, 1999.

                         SEC Registration No. 333-43593


           LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN


                              LITHIA MOTORS, INC.
                              360 E. Jackson St.
                               Medford, OR 97501

                                   CONTENTS


                                                                          Page

INDEPENDENT AUDITOR'S REPORT .............................................   1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits ........................   2

  Statement of changes in net assets available for benefits ..............   3

  Notes to financial statements .......................................... 4-7

SUPPLEMENTAL SCHEDULE

  Schedule of assets held for investment purposes at end of year .........   8

INDEPENDENT AUDITOR'S REPORT


To the Board of Trustees
Lithia Motors, Inc. Salary Reduction Profit Sharing Plan Trust

We have audited the accompanying statements of net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan Trust as of December 30, 1999 and December 31, 1998 and the related statement of changes in net assets available for benefits for the period from January 1, 1999 to December 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan Trust as of December 30, 1999 and December 31, 1998 and the changes in the net assets available for benefits for the period from January 1, 1999 to December 30, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 22, 2000
Medford, Oregon

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
------------------------------------------------------------------------------

                                                     December 30,  December 31,
                                                          1999          1998
                                                     -------------------------

ASSETS
    Investments, at fair value
        Shares of pooled separate accounts
           Principal Money Market                     $ 2,545,258   $ 2,389,963
           Principal Bond and Mortgage                    990,477       563,621
           Principal Large Cap Stock Index              3,515,583     1,963,132
           Principal Large Company Value                1,422,689       983,905
           Principal Medium Company Blend                 762,436       785,716
           Principal Small Company Growth               1,330,564       810,913
           Principal International Stock                  464,891       256,534
           Principal International Emerging Markets       384,098        82,475
                                                      -----------   -----------
                                                       11,415,996     7,836,259

        Lithia Motors, Inc. Class A Common Stock        2,037,448     1,078,918
     Participant loans                                    642,639       398,040
     Loan payments in transit                                --          10,940
     Employer contributions receivable                    590,944       285,192
     Employee contributions receivable                       --         152,807
                                                      -----------   -----------
        NET ASSETS AVAILABLE FOR BENEFITS             $14,687,027   $ 9,762,156
                                                      ===========   ===========







See accompanying notes.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD FROM JANUARY 1 TO DECEMBER 30, 1999
------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO
     Investment income
        Net appreciation
            in fair
            value of investments       $ 1,223,578
        Interest and dividends              41,411
                                       -----------
                                         1,264,989
                                       -----------
     Contributions
        Employer                           591,825
        Employee                         3,741,147
                                       -----------
                                         4,332,972
                                       -----------

                                         5,597,961
                                       -----------
DEDUCTIONS FROM NET
     ASSETS ATTRIBUTED TO
     Benefits paid to participants         647,944
     Administrative expenses                25,146
                                       -----------
                                           673,090
                                       -----------
NET INCREASE                             4,924,871

NET ASSETS AVAILABLE
     FOR BENEFITS
     Beginning of year                   9,762,156
                                       -----------
     End of year                       $14,687,027
                                       ===========


See accompanying notes.

LITHIA MOTORS, INC., SALARY REDUCTION PROFIT SHARING PLAN TRUST
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees of Lithia Motors, Inc. (the Company) who have one year of service with at least 1,000 hours of service and are age twenty-one or older and who are not members of a union. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company, and as a result, the Plan, have grown primarily due to the Company's acquisition and integration of automobile dealerships and by obtaining new dealer franchises. As the Company continues to grow and to acquire dealerships, the existing retirement plans at the acquired dealerships, if any, are terminated. Employees of the acquired dealerships are given the option of participating in the Plan and are given credit for years of service prior to the acquisitions.

Contributions - Each year, the Company contributes to the Plan an amount determined annually by the Company's Board of Directors. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g).

Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to pay administrative expenses of the Plan and to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service.

Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in any one of the following investment options:

     Principal Money Market Account - The Money Market Account is a pooled investment account, which invests in money market instruments.

     Principal Bond and Mortgage Account - The Bond and Mortgage Account is a pooled investment account invested in intermediate-term fixed income loans.

     Principal Large Cap Stock Index Account - The Large Cap Stock Index Account is a pooled investment account invested primarily in common stocks of those firms included in the Standard & Poor's 500 Stock Index.

     Principal Large Company Value Account - The Large Company Value Account is a pooled investment account invested primarily in common stocks of large companies that are undervalued at the time of purchase and whose earnings are expected to grow at above average rates.

     Principal Medium Company Blend Account - The Medium Company Blend Account is a pooled investment account invested in common stocks of medium sized companies that generate long-term capital growth.

     Principal Small Company Growth Account - The Small Company Growth Account is a pooled investment account invested in common stocks of small companies who are at or near development stage with above average growth characteristics.

     Principal International Stock Account - The International Stock Account is a pooled investment account invested primarily in common stocks of corporations located outside the United States and may also occasionally be invested in preferred stocks or convertible bonds of these corporations. Account assets may also be invested in U.S. or non-U.S. securities other than stocks or retained in cash.

     Principal International Emerging Markets Account - The International Emerging Markets Stock Account is a pooled investment account invested primarily in common stocks of companies located in other countries with rapid economic growth and improved standards of living.

     Lithia Motors, Inc. Class A Common Stock - Participants may invest in shares of Class A Common Stock of the Plan sponsor, Lithia Motors, Inc.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 and maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 8.00% to 9.75%. Principal and interest are paid ratably through semimonthly payroll deductions.

Payment of Benefits - Benefits are recorded when paid. There were no participant balances attributable to participants who had withdrawn from the Plan but whose balances had not been paid at December 30, 1999. On termination of service or upon reaching retirement age, a participant receives a lump-sum amount equal to the value of his or her account.

Forfeited Accounts - In 1999, forfeited non-vested accounts amounted to $25,568 and are used to reduce Plan administrative expenses.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Principles  of  Accounting  - Assets of the Plan are  stated at quoted  market prices, where available. Unrealized appreciation or depreciation has been reflected in the statement of changes in net assets available for benefits. The amount of realized gains and losses on investment transactions is determined based on the historical cost of the investment being sold. Unrealized appreciation or depreciation recognized in prior years on investments sold is offset against unrealized appreciation or depreciation in the year of the sale.

The Plan sponsor has voluntarily paid for certain administrative expenses of the Plan, and these expenses are not reflected in these financial statements.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of pooled separate accounts and shares of Lithia Motors, Inc. are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 4 - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - INVESTMENTS

During 1999, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated or depreciated in value as follows:

Principal Money Market                                            $   101,750
Principal Bond and Mortgage                                              (714)
Principal Large Cap Stock Index                                       554,376
Principal Large Company Value                                        (111,658)
Principal Medium Company Blend                                         80,241
Principal Small Company Growth                                        412,361
Principal International Stock                                          91,671
Principal International Emerging Markets                              117,628
Lithia Motors, Inc. Class A Common Stock                              (22,077)
                                                                  -----------
                                                                  $ 1,223,578
                                                                  ===========

NOTE 6 - FISCAL YEAR CHANGE

Effective December 1999, the Plan changed from a fiscal year end of December 31 to December 30. As a result, the period from January 1, 1999 to December 30, 1999 is a short year consisting of 364 days.

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
------------------------------------------------------------------------------

(a)                (b)                                        (c)                      (d)                 (e)
   Identity of Issuer, borrower, lessor      Description of investment including       Cost           Current value
           or similar party                    maturity date, rate of interest,
                                               collateral, par or maturity date
-----------------------------------------------------------------------------------------------------------------------------
*  Principal Life Insurance Company                Pooled Separate Accounts       $ 2,436,965.66      $ 2,545,257.92
   Money Market
*  Principal Life Insurance Company                Pooled Separate Accounts       $   969,363.70      $   990,477.03
   Bond & Mortgage
*  Principal Life Insurance Company                Pooled Separate Accounts       $ 2,856,766.35      $ 3,515,582.68
   Large Cap Stock Index
*  Principal Life Insurance Company                Pooled Separate Accounts       $ 1,460,535.02      $ 1,422,689.26
   Large Company Value
*  Principal Life Insurance Company                Pooled Separate Accounts       $   696,319.84      $   762,436.18
   Medium Company Blend
*  Principal Life Insurance Company                Pooled Separate Accounts       $   968,772.14      $ 1,330,564.29
   Small Company Growth
*  Principal Life Insurance Company                Pooled Separate Accounts       $   297,864.81      $   384,098.06
   Intl Emerging Markets
*  Principal Life Insurance Company                Pooled Separate Accounts       $   397,524.94      $   464,890.90
   Intl Stock
*  Principal Life Insurance Company                Employer Security - Common     $ 2,024,043.90      $ 2,037,447.66
   Lithia Motors, Inc. Employer S
*  Participant Loans                               Range of Interest Rates        $          --       $   642,639.00
   Rates Range From 8.00% to 9.75%


                                 SIGNATURE PAGE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        LITHIA MOTORS, INC. SALARY REDUCTION
                                        PROFIT SHARING PLAN TRUST


                                             /s/ Dorothy Crockett
                                        By:  ---------------------------------
                                             Dorothy Crockett
                                             Trustee